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                           Filed by: Conestoga Enterprises, Inc.
                           Pursuant to Rule 425 under the Securities
                           Act of 1933 and deemed filed pursuant to
                           Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Conestoga Enterprises, Inc. (Commission File No. O-24064)

December 5, 2001

Dear Conestoga Shareholder,

We are pleased to announce our plans to combine D&E Communications, Inc., and Conestoga Enterprises, Inc., in our continuing effort to build a leading regional integrated communications provider (ICP).

D&E and Conestoga both have roots dating back to the early 1900s, and our companies share a tradition of providing exceptional technology and customer service to our territories in central Pennsylvania. By combining these companies, we can create an ICP with 144,000 local access lines, plus long distance, CLEC services, an Internet service provider, paging, cable television and telecommunications equipment services. The combination is subject to approval by shareholders of both companies and regulatory agencies.

We invite you to one of three informational meetings on Thursday, December 13, 2001 at which we will discuss in greater detail the proposed combination of D&E and Conestoga and our vision for this combined communications company. The meetings will be held at:

        7:30 a.m.       Best Western Country Cupboard (570) 524-5500
                        Route 15 N & Hafer Road
                        Lewisburg

        12:00 p.m.      Willow Valley Resort (717) 464-2711
                        2416 Willow Street Pike
                        Lancaster

        7:00 p.m.       The Inn at Reading (610) 372-7811
                        1040 N. Park Road
                        Wyomissing

Light refreshments will be served. Please RSVP indicating which meeting you will attend by Tuesday, December 11, 2001. You may respond by contacting Suzanne Torak at (610) 582-6202 or storak@ceni.com.

We hope you will be able to join us to learn more about this exciting new chapter in our companies' histories.

Sincerely,


John R. Bentz
Chairman

D&E and Conestoga anticipate filing a Joint Proxy Statement/Prospectus with the Commission shortly. Investors and security holders would be able to obtain a free copy of such document when it becomes available at the Commission's web site at www.sec.gov. The documents filed with the Commission by D&E and Conestoga may also be obtained for free from D&E by directing a request to D&E, 124 East Main Street, Ephrata, Pennsylvania 17522, Attn: Investor Relations. . Certain of these documents may also be accessed on D&E's website at www.decommunications.com when they become available. THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE COMBINATION. IN SUCH EVENT, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ D&E'S REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE COMBINATION TRANSACTION DESCRIBED ABOVE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.